HANNA INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-977-9922

March 22, 2011

VIA EDGAR
==========

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:       Hanna Investment Trust - 811-22507 - 333-171279

Ladies and Gentlemen:

Please be advised that the above-referenced registered investment company, which is administered by The Nottingham Company, is now legally represented by Marc L. Collins, Esq. of Thompson Hine, LLP.  Please direct any future correspondence regarding the above-referenced registrant to Mr. Collins at the following location:
Marc L. Collins, Esq. Thompson Hine, LLP 312 Walnut Street 14th Floor Cincinnati, OH 45202 513.352.6774 Marcus.Collins@thompsonhine.com

Thank you for your assistance. Please let us know if you have any questions.

Very truly yours,
HANNA INVESTMENT TRUST

/s/ A. Vason Hamrick

A. Vason Hamrick
Initial Trustee